March 10, 2025

Jaeson Bang
Chief Executive Officer
Future Cardia, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695

       Re: Future Cardia, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 24, 2025
           File No. 024-12543
Dear Jaeson Bang:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Our Market Opportunity
Current Approaches, page 33

1. We note your revised disclosure in response to comment 5, but your disclosure does not appear to be completely responsive to our comment. Please remove statements as to the accuracy or potential accuracy of your product, implicitly or impliedly, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to accuracy or efficacy. In addition, where you discuss wearable monitors and related clinical studies on pages
       33-34, please refrain from providing disclosure about your beliefs as to the accuracy or reliability of the clinical data.
 March 10, 2025
Page 2

Balance Sheets, page F-2

2. We note typographical errors and inconsistencies between your balance sheets and your statements of stockholders' equity (deficit) as presented in your interim financial statements. Please perform a comprehensive review of these statements. In doing so, ensure you address the following:
          Correct your total current assets for each period presented. Reconcile the common stock to be issued, additional paid in capital, accumulated
          deficit and total stockholders' equity reflected on your balance sheets for each period to the balances reflected in your statements of stockholders' equity on page
          F-4.
Statements of Cash Flows for the Six Months Ended June 30, 2024, page F-5

3. We note your response to comment 12. It appears that you continue to have errors in your calculation of net cash provided by operations for each period presented. In addition, we note other apparent errors in your statements of cash flows. Please perform a comprehensive review of your statements of cash flows for accuracy.
      Ensure you address the following:
          Provide an adjustment for stock based compensation.
          Ensure your changes in operating assets and liabilities are appropriate in light of the changes reflected in your balance sheets.
          Your calculation and presentation of net cash provided/used in operating activities must include the net loss recognized in each period presented. Please revise as necessary.
          Reconcile the amounts reflected for your sale of common stock per your June 30,
          2023 cash flows to the amount reflected in your statement of stockholders' equity.
          Also, revise your cash flows from financing activities for the six months ended
          June 30, 2023 to agree to total of the proceeds from sale of common stock and issuance of convertible note payable as presented in your cash flows. Reconcile your change in your intangible assets per your balance sheets to the
          amount reflected within your investing activities.
Note 2 - Going Concern and Management's Liquidity Plan, page F-9

4. We note your response to comment 13. Your disclosures in the notes to the financial statements on page F-9 continue to indicate that you believe you have sufficient cash to fund operations for the twelve months subsequent to the filing date whereas your disclosures on page 54 indicate there is substantial doubt regarding your ability to continue as a going concern for the next twelve months. There continues to be an inconsistency in your disclosures. Please revise as necessary.

PART III - EXHIBITS, page EX1

5. Please provide a currently dated consent from your auditor in your next amendment.
      Refer to Item 17(11) of Part III of Form 1-A.
 March 10, 2025
Page 3

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Yujia Wei